Contact

www.linkedin.com/in/garrett-
yueming-yan-b036b470 (LinkedIn)

Top Skills

Microsoft Office
Management
Customer Service

Languages

English
Chinese (Simplified)
Cantonese

Garrett(Yueming) Yan

Co-Founder at Yummy Future Inc.
Champaign, Illinois, United States

Summary

Our team are working on massive adoption of intelligent robots into everyday life. We are launching one of the world's most advanced coffee vending systems, as the first step toward a future where robots are co-living with humans.

Experience

Yummy Future Inc.
Co-Founder
August 2018 - Present (6 years 7 months)
Champaign, Illinois

Robotics for food&beverages

University of Illinois at Urbana-Champaign
Research Assistant
June 2015 - August 2018 (3 years 3 months)
Department of Electrical and Computer Engineering, University of Illinois

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Education

Y Combinator
· (2019)

University of Illinois at Urbana-Champaign
Master's degree, Electrical and Computer Engineering · (2017 - 2018)

University of Illinois at Urbana-Champaign
Bachelor's degree, Electrical and Computer Engineering · (2012 - 2016)